EX-99.2(B)

                     AMENDMENT TO THE RULES AND REGULATIONS
                         OF TIAA SEPARATE ACCOUNT VA-1

     Amendment to the Rules and Regulations of TIAA Separate Account VA-1 ("VA-1"), as amended as of July 25, 1994. Pursuant to Article XIII of the Rules and Regulations, the Management Committee of VA-1 has determined, by majority vote, that the Rules and Regulations shall be amended as follows:

     The first three sentences of Section 4.02 of the Rules and Regulations shall be replaced with the following:

     The Committee shall consist of at least two (2) but not more than twenty-five (25) members. The number of memberships constituting the Committee ("Managerships") may be increased or decreased from time to time, within the maximum and minimum stated in this Section 4.02, by a majority of the total number of members which the Committee would have if there were no vacancies thereon, and the tenure in office of a Manager shall not be affected by any decrease in the number of Managerships so made by the Committee.

                                     * * * *

     ADOPTED as of October 8, 2001, pursuant to authorization of the Management Committee of VA-1.